UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 333-130286
CUSIP Number:  185635 10 9

(Check one):
☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended:  July 31, 2011

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.

PART I - REGISTRANT INFORMATION

Clenergen Corporation
Full Name of Registrant

3753 Howard Hughes Parkway - Suite 200
Las Vegas, Nevada  89169
Address of Principal Executive Office

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has recently completed the sale of certain of its assets as more fully described in the Registrant’s Current Report on Form 8-K (Date of Report: September 5, 2011), filed with the Securities and Exchange Commission on September 12, 2011.  Such activities have caused the limited management personnel of the registrant to devote their efforts towards such activities that would otherwise have been devoted to the preparation of the subject Quarterly Report on Form 10-Q.  This has resulted in the registrant’s inability to file the registrant’s Form 10-Q for the quarter ended July 31, 2011 by the prescribed filing date (without giving effect to the extension of time made available by the filing of this Form 12b-25) without unreasonable effort or expense.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Mark Quinn	702	784-5921
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes     ☐  No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting a net loss of approximately $0.616 million on revenues of $1.277 million for the fiscal quarter ended July 31, 2011, as compared to a reported net loss of $6.667 million on zero revenues for the fiscal quarter ended July 31, 2010.  In addition, the registrant anticipates reporting a net loss of approximately $2.806 million on revenues of $5.718 million for the nine months ended July 31, 2011, as compared to a reported net loss of $14.730 million on zero revenues for the fiscal quarter ended July 31, 2010.

Clenergen Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2011	Clenergen Corporation

	By:	/s/ Mark LM Quinn
Mark LM Quinn
Executive Chairman of the Board